

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

James La Manna
Chief Financial Officer
Kingfish Holding Corp
822 62nd Street Circle East
Unit 105
Bradenton, FL 34208

  Re: Kingfish Holding Corp
    Form 10-K for the Year Ended September 30, 2022
    Filed December 30, 2022
    File No. 000-52375

Dear James La Manna:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction